UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-41323
CUSIP NUMBER
834212 102 (Common stock) 834212 110 (Warrants)

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Solidion Technology Inc.
Full Name of Registrant

N/A
Former Name if Applicable

13355 Noel Rd, Suite 1100
Address of Principal Executive Office (Street and Number)

Dallas, TX 75240
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Solidion Technology Inc. (the “Company”) could not be filed within the prescribed time period due to the fact that the Company was unable to finalize its Form 10-K without unreasonable expense or effort. The Company requires additional time to compile and verify the data required to be included in the Form 10-K, including the restatement of previously issued financial statements for the year ended December 31, 2024 and the interim periods within that year as described in the Company’s Current Report on Form 8-K filed on March 24, 2026. The Company expects to file the Form 10-K within the additional time allowed.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jaymes Winters	(972)	918-5120
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Annual Report on Form 10-K for the year ended December 31, 2025 will include restated financial statements for the year ended December 31, 2024 and the interim periods within that year. As disclosed in the Company’s Current Report on Form 8-K filed on March 24, 2026, the Company identified an error related to the accounting for exercises of its Series A and Series B warrants whereby the fair value of such warrants was not remeasured immediately prior to certain warrant exercise events and the related settlement of those liabilities in equity during fiscal year 2024. As a result, the Company understated the non-cash, non-operating loss related to change in fair value of derivative liabilities by approximately $0.1 million for the three months ended June 30, 2024, approximately $2.3 million for the three months ended September 30, 2024, and approximately $5.7 million for the year ended December 31, 2024, with a corresponding understatement of additional paid-in capital within stockholders’ equity. This restatement relates solely to non-cash derivative accounting adjustments and does not affect the Company’s liquidity, cash balances, or total stockholders’ equity. In addition, the Company is continuing to evaluate the accounting treatment of its other financial instruments, which evaluation may result in additional adjustments to the restated financial statements.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual and quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Solidion Technology Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2026	By:	/s/ Jaymes Winters
		Name:	Jaymes Winters
		Title:	Chief Executive Officer

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